Renal Care Group INC


03020271

Venkataraman, M.D.
Nephrology

2002 REPORT TO SHAREHOLDERS

About the Company

Renal Care Group, Inc. is a specialized dialysis services company that provides care to patients with kidney disease. At December 31, 2002, the Company treated over 20,500 patients in 268 owned outpatient facilities, in addition to providing acute dialysis services at approximately 120 hospitals. Over 6,500 associates provide services across the Company's 27-state network.


McNaughten Medical Building, Columbus, OH

Renal Care Group, Inc. developed this *de novo* project in 2002 to serve the needs of its patients in East Columbus, Ohio. Renal Care Group's dialysis clinic is on the ground floor of this medical facility, conveniently located near Mt. Carmel East Hospital.

DR. R. VENKATARAMAN

When asked to recall a defining moment in his 18-year nephrology practice, Dr. R. Venkataraman, or "Venke," as his patients and staff call him, tells of the time he went to see a new patient whose surgery to have an access for dialysis implanted was delayed and ultimately cancelled. Instead of calling on a hospital staff member, or prescribing a clinical solution, Venke ran to the cafeteria, stood in line and bought his hungry patient some food to tide him over. At that moment and for that patient, Dr. Venke's action was the essence of optimal care. Dr. Venke is a sincere physician with an obvious and passionate sensitivity to the needs of his dialysis patients. These days, the demands of his growing practice in the Columbus market leave little time for his other passions – listening to music and playing tennis.

(pictured on front cover)

Financial Highlights

In thousands, except per share data	Years Ended December 31, 2001	2002
Net revenue	$ 755,082	$ 903,387
Operating costs and expenses	574,091	691,276
Depreciation and amortization	38,945	40,432
Income from operations	142,046	171,679
Interest expense, net	2,636	1,140
Income before minority interest and income taxes	139,410	170,539
Minority interest	15,478	21,410
Income before income taxes	123,932	149,129
Provision for income taxes	47,331	56,669
Net income	$ 76,601	$ 92,460
Diluted net income per share	$ 1.52	$ 1.82
Diluted weighted average shares outstanding	50,433	50,767

	December 31, 2001	2002
Total assets	$ 651,049	$ 740,123
Long-term debt	$ 3,776	$ 10,161
Stockholders' equity	$ 510,251	$ 543,888

Net Patient Revenues *(in millions)*


900
750
600
450
300
150
96
97
98
99
00
01
02

Total Number of Centers


300
250
200
150
100
50
96
97
98
99
00
01
02

Total Treatments *(in thousands)*


3,000
2,500
2,000
1,500
1,000
500
96
97
98
99
00
01
02

Net Income Per Share *($)*


1.80
1.50
1.20
0.90
0.60
0.30
96
97
98
99
00
01
02

Dear Shareholders:

On March 20, 2003, as we were finalizing this annual report, our founder and chairman, Sam Brooks, died of cancer. Mr. Brooks' legacy of total dedication to patient care, commitment to Renal Care Group's associates and service to his fellow shareholders will remain with us forever. We will remember Mr. Brooks for his integrity, hard work and faithfulness to his principles. We dedicate this 2002 Annual Report to him and rededicate ourselves to carrying out Renal Care Group's mission.



Sam Brooks

My tenure at the helm of Renal Care Group since 1995 has been the most enjoyable of my business career. I have been deeply honored by the challenge of helping to lead this dynamic company and by the ability to serve with our associates who are devoted to the critical service of providing our patients with optimal care.

From Renal Care Group's beginning, our physician founders sought to create a company focused on providing high quality care. We have always believed that operating the Company according to the "Best Practices" standard results in better quality care for patients and, at the same time, rewards our shareholders. From its inception, RCG has demonstrated this principle with our continuously improving clinical outcomes coupled with growth in revenue, earnings per share, and the number of patients we serve.

As a company, our strategy is to affiliate with excellent physicians, to acquire existing facilities and to build new freestanding facilities around those acquired facilities. After we enter a new market – typically through an affiliation with a new group of physicians – we work to develop and maintain a strong market share in each market, seeking a 30-35% share. We do this by expanding our affiliation with like-minded groups of physicians as well as by solidifying our presence by building new facilities, or *de novos*, to meet the needs of patients and their care-givers. Recognizing that dialysis patients spend up to 15 hours a week in our centers, we also work to create pleasant, safe and efficient environments for patients, for associates who provide care to these patients and for patients' families, whose support is so critical.

A good way to describe our pathway to growth is to examine our efforts to build a presence in Memphis, Tennessee and Columbus, Ohio, where we initially

Ask Dr. Lynn Ebaugh if she has any pets and she'll say no, just her horses. The daughter of a dialysis nurse, Lynn gives back by hosting patients, staff, other doctors and their families at her farm to raise money for those with polycystic kidney disease. She digs up plants to send home with her patients and makes each one a stocking at Christmas. Dr. Ebaugh's patients receive the same loving, all-encompassing care that is normally reserved just for families.


D R L Y N N E B A U G H

formed joint ventures with local nephrologists and worked with them to showcase Renal Care Group's unique focus on quality. As a result, we have created a substantial presence in each of these markets.

In Memphis, we have successfully employed this strategy, teaming up with Dr. Nawar Mansour, Dr. Lynn Ebaugh and Dr. Mohammed Khan, all well-established nephrologists, as medical directors and joint venture partners. Before 2001, Renal Care Group had no facilities in Memphis, Tennessee. Today, we have five facilities in Memphis with a market share of about 33%. Similarly, in Columbus, our relationship with Dr. R. Venkataraman has proved to be instrumental in expanding Renal Care Group's presence from one urban center to now include a second *de novo* facility.



Patients at the North Memphis de novo *facility appreciate its convenient location and bright, spacious atmosphere. Facility manager and nurse Carol Massey, who has been with Renal Care Group for seven years, appreciates spending time with the patients. "My patients are like family to me," she says, "so I want them to feel comfortable here."*

In our seven years, we have built 73 *de novo* facilities to extend our existing market coverage. These *de novo* facilities represent roughly 27% of our total facility count of 268. In 2002, we completed 20 *de novos* and have over 20 facilities planned for 2003. We believe that pursuing our *de novo* strategy is an ideal way to employ the Company's financial resources and to be close to our patients wherever they may live.

Clearly, it has been another record year for Renal Care Group. We currently serve over 20,500 patients, approximately an eight-fold increase from our patient count when we went public in 1996. We will work to continue this trend through *de novo* development, new affiliations and strong internal growth. At the heart of our efforts will be our dedicated health care professionals whose work sustains and prolongs life as we fulfill our mission of providing optimal care to patients.

As I complete my term as CEO, I will miss the day-to-day involvement with the Renal Care Group team

Ask Dr. Nawar Mansour what his hobbies are and he'll say he has n[illegible]. When he's not caring for pa[illegible]ents at RCG's North or Central Memphis dialysis facilities, Nawar can be found at home on the floor painting with his seven-year-old daughter or playing Lego's with his five-year-old son. A native of Syria, Nawar says he lives to [illegible] [illegible] kids an[illegible] [illegible]ing for his patien[illegible]." [illegible] thankful that Dr. Mansou[illegible] RCG as his partner.




Nawar E. Mansour, MD
Nephrology

D R N A W A R M A N S O U R



that diligently works to serve the needs of our patients. Yet, I look forward to the future growth of the Company under the leadership of a new CEO to be named in 2003. Throughout our brief history, we have steadfastly remained true to the mission established by our founders to improve the quality of life and to provide optimal care for our patients with chronic and acute renal disease.

Sincerely,

Sam A. Brooks

Sam Brooks

Chairman, President and Chief Executive Officer

Mission Statement

Renal Care Group is dedicated to improving the quality of life and to providing optimal care for patients with chronic and acute renal disease. We are committed to the philosophy that optimal care is attained through the application of continual quality improvement, staff education, patient/family education, and state-of-the-art technology. We seek to achieve superior patient outcomes and to provide the best value in patient care.

COMPANY OPERATIONS



○ Outpatient Dialysis Centers △ University Affiliations ○ 2003 De Novos ★ Corporate Office

Selected Financial Data	Year Ended December 31, 1998	1999	2000	2001	2002
(in thousands, except per share data)					
INCOME STATEMENT DATA:					
Net revenue	$441,063	$541,895	$622,575	$755,082	$903,387
Patient care costs	292,113	351,367	402,009	489,271	589,696
General and administrative expenses	43,894	51,315	57,104	64,530	78,079
Provision for doubtful accounts	13,484	14,632	16,949	20,290	23,501
Depreciation and amortization	22,241	27,835	32,321	38,945	40,432
Restructuring charge	—	—	9,235	—	—
Merger expenses	1,000	4,300	3,766	—	—
Total operating costs and expenses	372,732	449,449	521,384	613,036	731,708
Income from operations	68,331	92,446	101,191	142,046	171,679
Interest expense, net	6,558	6,224	5,015	2,636	1,140
Income before income taxes and minority interest	61,773	86,222	96,176	139,410	170,539
Minority interest	3,492	7,768	10,011	15,478	21,410
Income before income taxes	58,281	78,454	86,165	123,932	149,129
Provision for income taxes	21,601	31,367	34,706	47,331	56,669
Net income	$ 36,680	$ 47,087	$ 51,459	$ 76,601	$ 92,460
Basic net income per share	$ 0.84	$ 1.05	$ 1.12	$ 1.59	$ 1.89
Basic weighted average shares outstanding	43,740	45,015	46,048	48,113	48,978
Diluted net income per share	$ 0.79	$ 1.00	$ 1.07	$ 1.52	$ 1.82
Diluted weighted average shares outstanding	46,367	47,052	47,948	50,433	50,767

	December 31, 1998	1999	2000	2001	2002
BALANCE SHEET DATA:					
Working capital	$ 47,851	$ 73,651	$108,915	$104,047	$110,481
Total assets	433,687	500,906	582,672	651,049	740,123
Long-term debt	90,928	79,690	58,316	3,776	10,161
Stockholders' equity	248,180	311,839	394,122	510,251	543,888

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis contains forward-looking statements about our plans and expectations of what may happen in the future. Forward-looking statements are based on a number of assumptions and estimates that are inherently subject to significant risks and uncertainties, and our results could differ materially from the results anticipated by our forward-looking statements as a result of many known or unknown factors, including, but not limited to, those factors discussed in our annual report on Form 10-K, filed with The Securities and Exchange Commission.

Please read the following discussion in conjunction with the Company's consolidated financial statements and the related notes contained elsewhere in this annual report.

Overview

Renal Care Group provides dialysis services to patients with chronic kidney failure. As of December 31, 2002, the Company provided dialysis and ancillary services to approximately 20,500 patients through 268 outpatient dialysis centers in 27 states, in addition to providing acute dialysis services to approximately 120 hospitals.

Renal Care Group's net revenue has been derived primarily from the following sources:

- outpatient hemodialysis services;
- ancillary services associated with outpatient dialysis, primarily the administration of erythropoietin (also known as Epogen® or EPO) and other drugs;
- home dialysis services;
- inpatient hemodialysis services provided to acute care hospitals and skilled nursing facilities;
- laboratory services; and
- management contracts with hospital-based medical university dialysis programs.

Most patients with end-stage renal disease receive three dialysis treatments each week in an outpatient setting. Reimbursement for these services is provided primarily by the Medicare ESRD program based on rates established by the Centers for Medicare and Medicaid Services (CMS). For the year ended December 31, 2002, approximately 57% of the Company's net revenue was derived from reimbursement under the Medicare and Medicaid programs. Medicare reimbursement is subject to rate and other legislative changes by Congress and periodic changes in regulations, including changes that may reduce payments under the ESRD program. Congress increased the Medicare composite rate in 2000 by 1.2% and by 2.4% in 2001. Neither Congress nor CMS approved an increase in the composite rate for either 2002 or 2003.

The Medicare composite rate applies to a designated group of outpatient dialysis services, including the dialysis treatment, supplies used for the treatment, certain laboratory tests and medications, and most of the home dialysis services provided by Renal Care Group. The Company receives separate reimbursement outside the composite rate for some other services, laboratory tests, and drugs, including specific drugs such as EPO and some physician-ordered tests provided to dialysis patients.

If a patient has private health insurance, that patient's dialysis is typically reimbursed at rates significantly higher than Medicare during the first 30 months of treatment. After that period Medicare becomes the primary payor. Reimbursement for dialysis services provided pursuant to a hospital contract is negotiated with the individual hospital and is usually higher than the Medicare composite rate. Because dialysis is a life-sustaining therapy to treat a chronic disease, utilization is predictable and is not subject to seasonal fluctuations.

Renal Care Group derives a significant portion of its net revenue and net income from the administration of EPO. EPO is manufactured by a single company, Amgen Inc. In April 2002, Amgen implemented its third EPO price increase of 3.9% in as many years. This increase did not affect Renal Care Group's results of operations in 2002 because Renal Care Group's contract with Amgen included price protection for all of 2002. The Company's contract with Amgen for 2003 generally provides that the Company's 2002 pricing formula will remain in effect for 2003. As a result, the Company believes, although it can give no assurances, that it will be able to mitigate a substantial portion of the 2002 price increase in 2003.

Critical Accounting Policies

The Securities and Exchange Commission has issued a financial reporting release, FR-60, *Cautionary Advice Regarding Disclosure About Critical Accounting Policies.* In accordance with that release, management has identified the following accounting policies that it considers critical to the business of Renal Care Group. Management identified these policies based on their importance to the Consolidated Financial Statements and on the degrees of subjectivity and complexity involved in these policies. In addition to these critical policies, a summary of significant accounting policies is included in the Company's consolidated financial statements and related notes, contained elsewhere in this annual report.

Net Revenue and Contractual Provisions

Renal Care Group recognizes revenue net of contractual provisions as services are provided. Contractual provisions represent the difference between Renal Care Group's gross billed charges and the amount the Company expects to receive. Under the Medicare ESRD program, Medicare reimbursement rates for outpatient dialysis treatments are fixed under a composite rate structure. The composite rate applies to a designated group of outpatient dialysis services, including the dialysis treatment, supplies for the treatment, some laboratory tests and some medications. There are other drugs, laboratory tests and services that are eligible for separate reimbursement outside the composite rate. Most state Medicaid plans follow reimbursement methodologies that are similar to the Medicare program, but other payors, particularly private insurance plans and managed care payors, reimburse Renal Care Group under contractual arrangements. Each of these payor sources provides unique challenges to the process of recording contractual provisions.

Renal Care Group has made significant investments in human resources and information systems to enable it to estimate the appropriate amount of contractual provisions as services are provided. Actual levels of reimbursement, however, are sometimes difficult to determine due to the complexity of the applicable regulations or contracts. As a result, Renal Care Group may in fact collect more or less than the amount it expects when the services are provided. In addition, regulations and contracts may be changed, making system updates and maintenance necessary for estimating net revenue accurately. As a result, management may make adjustments to the contractual provisions estimated by the system based on actual collection experience and other factors.

Provision for Doubtful Accounts

Collecting outstanding accounts receivable is critical to Renal Care Group's success. Renal Care Group's primary source of collection risk is related to the portion of its gross charges for which the patient is responsible. The patients' responsibility is typically between 15% and 20% of gross charges. The Company records its estimate of the provision for doubtful accounts in the period in which the revenue is recognized based on management's estimate of the net collectibility of the accounts receivable. Management estimates and monitors the net collectibility of accounts receivable based upon a variety of factors, including the analysis of payor mix, subsequent collection analysis and review of detailed agings of accounts receivable. Significant changes in payor mix or business office operations of Renal Care Group could have a significant impact on Renal Care Group's results of operations and cash flows.

Self-Insurance Accruals

From time to time, Renal Care Group is subject to medical malpractice or workers compensation claims or lawsuits in the ordinary course of business. To mitigate a portion of this risk, the Company maintains insurance for malpractice claims exceeding certain individual amounts and workers compensation claims exceeding certain individual and aggregate amounts. The Company estimates the self-insured retention portion of the malpractice risks using third-party actuarial calculations that include historical claims data, demographic factors and other assumptions. Workers compensation risks are estimated by the Company using historical claims data and other assumptions. The estimated accrual for malpractice and workers compensation claims could be significantly affected if current and future occurrences differ from historical claims trends. While management monitors current claims closely and considers outcomes when estimating its insurance accruals, the complexity of the claims, the wide range of potential outcomes and changes in the legal climate often complicate the Company's ability to make precise estimates.

Impairment of Goodwill and Long-Lived Assets
Renal Care Group reviews goodwill, long-lived assets and identifiable intangibles for impairment at least once a year and at any other time management identifies events or changes in circumstances that indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to the discounted present value of future net cash flows management expects the asset to generate. The computation of future net cash flows is often complex and includes subjective assumptions. If management determines that assets are impaired, then the impairment is equal to the amount by which the carrying amount of the assets exceeds the fair value of the assets, as determined by independent appraisals or estimates of discounted future cash flows.

Results of Operations
The following table sets forth results of operations (in thousands) for the periods indicated and the percentage of net revenue represented by the respective financial line items:

	Year Ended December 31,					
	2000		2001		2002	
Net revenue	$622,575	100.0%	$755,082	100.0%	$903,387	100.0%
Patient care costs	402,009	64.6	489,271	64.8	589,696	65.3
General and administrative expenses	57,104	9.2	64,530	8.5	78,079	8.6
Provision for doubtful accounts	16,949	2.7	20,290	2.7	23,501	2.6
Depreciation and amortization	32,321	5.2	38,945	5.2	40,432	4.5
Restructuring charge	9,235	1.5	—	—	—	—
Merger expenses	3,766	0.6	—	—	—	—
Total operating costs and expenses	521,384	83.7	613,036	81.2	731,708	81.0
Income from operations	101,191	16.3	142,046	18.8	171,679	19.0
Interest expense, net	5,015	0.8	2,636	0.3	1,140	0.1
Minority interest	10,011	1.6	15,478	2.0	21,410	2.4
Income before income taxes	86,165	13.8	123,932	16.4	149,129	16.5
Provision for income taxes	34,706	5.6	47,331	6.3	56,669	6.3
Net income	$ 51,459	8.3%	$ 76,601	10.1%	$ 92,460	10.2%

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001
Net Revenue. Net revenue increased from $755.1 million for the year ended December 31, 2001 to $903.4 million for the year ended December 31, 2002, an increase of $148.3 million, or 19.6%. This increase resulted primarily from a 12.4% increase in the number of treatments performed by Renal Care Group from 2,686,181 in 2001 to 3,019,675 in 2002 and a 6.8% increase in the average patient revenue per dialysis treatment from $278 in 2001 to $297 in 2002. The growth in treatments was the result of the acquisition and development of various dialysis facilities and a 5.8% increase in same-market treatments for 2002 over 2001. The increase in revenue per treatment was largely due to a rate increase to private payors that Renal Care Group implemented in the fourth quarter of 2001 and, to a lesser extent, an increase in utilization of certain ancillary drugs.

Patient Care Costs. Patient care costs consist of costs directly related to the care of patients, including direct labor, drugs and other medical supplies, and operational costs of facilities. Patient care costs increased from $489.3 million for the year ended December 31, 2001 to $589.7 million for the year ended December 31, 2002, an increase of 20.5%. This increase was due principally to the increase in the number of treatments performed during the period, which was reflected in corresponding increases in the use of labor, drugs and supplies. Patient care costs as a percentage of net revenue increased from 64.8% in 2001 to 65.3% in 2002. Patient care costs per treatment increased 7.1% from $182 in 2001 to $195 in 2002. The increases in patient care costs as a percentage of net revenue and patient care costs per treatment were due to increases in the price of EPO, increased labor costs to address wage pressures in many of the Company's markets, increases in the cost of insurance, increases in self-insurance accruals, the increase in utilization of certain ancillary drugs and the increased cost of the drug Heparin following a recall by its manufacturer. Management believes that the Company will continue to face increases in the cost of EPO, insurance and self-insurance, and labor throughout 2003.

General and Administrative Expenses. General and administrative expenses include corporate office costs and other costs not directly related to the care of patients, including facility administration, accounting, billing and information systems. General and administrative expenses increased from $64.5 million for the year ended December 31, 2001 to $78.1 million for the year ended December 31, 2002, an increase of 21.0%. General and administrative expenses as a percentage of net revenue increased from 8.5% in 2001 to 8.6% in 2002 primarily as a result of expenses incurred in connection with closing two dialysis facilities (one in Texas and one in Alabama) in 2002.

Provision for Doubtful Accounts. Management determines the provision for doubtful accounts as a function of payor mix, billing practices and other factors. Renal Care Group reserves for doubtful accounts in the period when the revenue is recognized based on management's estimate of the net collectibility of the accounts receivable. Management estimates the net collectibility of accounts receivable based upon a variety of factors. These factors include, but are not limited to, analyzing revenues generated from payor sources, performing subsequent collection testing and regularly reviewing detailed accounts receivable agings. Management makes adjustments to the allowance for doubtful accounts as necessary based on the results of management's reviews of the net collectibility of accounts receivable. The provision for doubtful accounts increased from $20.3 million in 2001 to $23.5 million in 2002, an increase of $3.2 million, or 15.8%. The provision for doubtful accounts as a percentage of net revenue decreased slightly from 2.7% in 2001 to 2.6% in 2002 as a result of improved collection efforts.

Depreciation and Amortization. Depreciation and amortization increased from $38.9 million for the year ended December 31, 2001 to $40.4 million for the year ended December 31, 2002, an increase of 3.8%. This increase was due to the start-up of dialysis facilities, the normal replacement costs of dialysis facilities and equipment, the purchase of information systems and the amortization of separately identifiable intangible assets associated with acquisitions. Depreciation and amortization as a percentage of net revenue decreased from 5.2% in 2001 to 4.5% in 2002, primarily as a result of the implementation of SFAS No. 142, under which the Company stopped amortizing goodwill effective January 1, 2002. For 2001, the Company recorded goodwill amortization of $6.4 million.

Income from Operations. Income from operations increased from $142.0 million for the year ended December 31, 2001 to $171.7 million for the year ended December 31, 2002, an increase of 20.9%. Income from operations as a percentage of net revenue increased from 18.8% in 2001 to 19.0% in 2002 principally as a result of the factors discussed above.

Interest Expense, Net. Interest expense decreased from $2.6 million for the year-ended December 31, 2001 to $1.1 million for the year ended December 31, 2002. This decrease was principally the result of lower average borrowings in 2002, partially offset by costs incurred when the Company restructured its lines of credit in 2002.

Minority Interest. Minority interest represents the proportionate equity interest of other owners of the Company's consolidated entities that are not wholly owned whose financial results are included in the Company's consolidated results. Minority interest as a percentage of net revenue increased to 2.4% in 2002 from 2.0% in 2001. This increase was the result of continued financial improvements of Renal Care Group's larger joint ventures, primarily those in Ohio, Oregon and Washington, as well as an increase in the number of facilities operated as joint ventures.

Provision for Income Taxes. Income tax expense increased from $47.3 million in 2001 to $56.7 million in 2002, an increase of $9.3 million or 19.7%. The increase is a result of pre-tax earnings increasing by 20.3%. The Company's effective tax rate decreased from 38.2% in 2001 to 38.0% in 2002. This decrease was primarily the result of eliminating goodwill amortization for financial reporting purposes as required by SFAS No. 142 while goodwill continued to be amortized for income tax purposes.

Net Income. Net income increased from $76.6 million in 2001 to $92.5 million in 2002, an increase of $15.9 million or 20.7%. This increase was a result of the items discussed above.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Net Revenue. Net revenue increased from $622.6 million for the year ended December 31, 2000 to $755.1 million for the year ended December 31, 2001, an increase of $132.5 million, or 21.3%. This increase resulted primarily from an 11.1% increase in the number of treatments from 2,418,619 in 2000 to 2,686,181 in 2001 and a 10.8% increase in the average patient revenue per dialysis treatment from $251 in 2000 to $278 in 2001. The growth in treatments was the result of the acquisition and development of various dialysis facilities and a 5.4% increase in same-center treatments for 2001 over 2000. The increase in revenue per treatment was generally due to the implementation of price increases to commercial payors implemented beginning in the fourth quarter of 2000, a stronger payor mix in two businesses acquired in the fourth quarter of 2000, the effect of the 2.4% increase in the Medicare ESRD composite rate and increases in the utilization of certain drugs.

Patient Care Costs. Patient care costs consist of costs directly related to the care of patients, including direct labor, drugs and other medical supplies, and operational costs of facilities. Patient care costs increased from $402.0 million for the year ended December 31, 2000 to $489.3 million for the year ended December 31, 2001, an increase of 21.7%. This increase was due principally to the increase in the number of treatments performed during the period, which was reflected in corresponding increases in the use of labor, drugs and supplies. Patient care costs as a percentage of net revenue increased from 64.6% in 2000 to 64.8% in 2001. Patient care costs per treatment increased 9.6% from $166 in 2000 to $182 in 2001. The increases in patient care costs as a percentage of net revenue and patient care costs per treatment were due to increased labor costs to address wage pressures in many of the Company's markets, the increase in the cost of EPO, the increase in the utilization of certain drugs and generally higher patient care costs in two businesses acquired in the fourth quarter of 2000.

General and Administrative Expenses. General and administrative expenses include corporate office costs and other costs not directly related to the care of patients, including facility administration, accounting, billing and information systems. General and administrative expenses increased from $57.1 million for the year ended December 31, 2000 to $64.5 million for the year ended December 31, 2001, an increase of 13.0%. General and administrative expenses as a percentage of net revenue decreased from 9.2% in 2000 to 8.5% in 2001, primarily as the result of leveraging general and administrative costs over a larger base of business as acquisitions have been integrated without a corresponding increase in general and administrative expense.

Provision for Doubtful Accounts. Management determines the provision for doubtful accounts as a function of payor mix, billing practices and other factors. Renal Care Group reserves for doubtful accounts in the period when the revenue is recognized based on management's estimate of the net collectibility of the accounts receivable. Management estimates the net collectibility of accounts receivable based upon a variety of factors. These factors include, but are not limited to, analyzing revenues generated from payor sources, performing subsequent collection testing and regularly reviewing detailed accounts receivable agings. The provision for doubtful accounts increased from $16.9 million in 2000 to $20.3 million in 2001, an increase of $3.3 million, or 19.7%. The provision for doubtful accounts as a percentage of net revenue remained consistent at 2.7% in both 2000 and 2001.

Depreciation and Amortization. Depreciation and amortization increased from $32.3 million for the year ended December 31, 2000 to $38.9 million for the year ended December 31, 2001, an increase of 20.5%. This increase was due to the start-up of dialysis facilities, the normal replacement costs of dialysis facilities and equipment, the purchase of information systems and the amortization of the goodwill and other intangible assets associated with acquisitions closed prior to June 30, 2001, that were accounted for as purchases.

Restructuring Charge. The Company recorded a restructuring charge of $9.2 million during 2000. The charge resulted from the Company's decision to cease providing wound care services and to focus on its core dialysis business. The restructuring charge principally represented impairment charges for goodwill and property and equipment associated with the wound care business along with anticipated severance costs, contract termination costs and other associated charges. During the second quarter of 2001, the Company sold some of the assets and transferred some of the liabilities associated with the wound care business in a transaction with a third party. Proceeds from this transaction equaled the net book value of the assets sold less liabilities transferred; accordingly, no gain or loss was recognized in 2001.

Merger Expenses. Merger expenses of $3.8 million for the year ended December 31, 2000, represent legal, accounting and employee severance costs and related benefits and other costs associated with the assimilation and transition of the merger with Renal Disease Management by Physicians, Inc.

Income from Operations. Income from operations increased from $101.2 million for the year ended December 31, 2000 to $142.0 million for the year ended December 31, 2001, an increase of 40.4%. Income from operations as a percentage of net revenue increased from 16.3% in 2000 to 18.8% in 2001 principally as a result of the factors discussed above.

Interest Expense, Net. Interest expense of $2.6 million for the year-ended December 31, 2001 decreased $2.4 million compared to $5.0 million for the year ended December 31, 2000. The decrease was the result of lower average borrowings as the Company successfully repaid all amounts due under its outstanding line of credit, which amounts were $54.0 million at the beginning of the year.

Minority Interest. Minority interest represents the proportionate equity interest of other owners of the Company's consolidated entities that are not wholly owned whose financial results are included in the Company's consolidated results. Minority interest as a percentage of net revenue increased to 2.0% in 2001 from 1.6% in 2000. This increase was the result of the continued expansion of the operations of Renal Care Group's joint ventures, primarily those in Ohio, Washington and Oregon, as well as an increase in the number of facilities operated as joint ventures.

Provision for Income Taxes. Income tax expense increased from $34.7 million in 2000 to $47.3 million in 2001, an increase of $12.6 million or 36.4%. The increase is a result of pre-tax earnings increasing by 43.8%. The Company's effective tax rate decreased from 40.3% in 2000 to 38.2% in the current year. This decrease is primarily the result of certain non-deductible costs in 2000 that resulted from the restructuring charge described above and certain non-deductible merger costs incurred in 2000.

Net Income. Net income increased from $51.5 million in 2000 to $76.6 million in 2001, an increase of $25.1 million or 48.9%. This increase was a result of the items discussed above.

Liquidity and Capital Resources

Renal Care Group requires capital primarily to acquire and develop dialysis centers, to purchase property and equipment for existing centers, to repurchase shares of its common stock and to finance working capital needs. At December 31, 2002, the Company's working capital was $110.5 million; cash and cash equivalents were $38.4 million; and the Company's current ratio was 1.8 to 1.0. Renal Care Group's working capital increased during the year primarily as a result of the increase in operating cash flows.

Net cash provided by operating activities was $168.6 million for the year ended December 31, 2002. Cash provided by operating activities consists of net income before depreciation and amortization expense, adjusted for changes in components of working capital, primarily accounts receivable. Cash provided by operating activities was favorably affected in 2002 by the resolution of Medicare provider number issues related to certain facilities acquired in 2001. Net cash used in investing activities was $97.4 million for the year ended December 31, 2002. Cash used in investing activities consisted primarily of $61.6 million of purchases of property and equipment and $40.5 million of cash paid for acquisitions, net of cash acquired. Net cash used in financing activities was $60.3 million for the year ended December 31, 2002. Cash used in financing activities primarily reflects repurchases of Renal Care Group common stock of $90.9 million, partially offset by $7.4 million in net borrowings under the Company's line of credit and $22.2 million in net proceeds from the issuance of common stock as stock options were exercised.

Effective July 1, 2002, Renal Care Group entered into two credit agreements with a group of banks totaling $150.0 million and consisting of a $100.0 million Second Amended and Restated Loan Agreement (the "Multi-Year Facility") and a $50.0 million Loan Agreement (the "364-day Facility"). The Multi-Year Facility has a final maturity of July 1, 2005 and the 364-day Facility has a final maturity of June 30, 2003. The Multi-Year Facility replaced the Company's First Amended and Restated Loan Agreement. Borrowings under the credit agreements may be used for acquisitions, capital expenditures, working capital and general corporate purposes. These variable rate debt instruments carry a degree of interest rate risk. Specifically, variable rate debt may result in higher costs to the Company if interest rates rise.

Each of Renal Care Group's wholly-owned subsidiaries has guaranteed all of Renal Care Group's obligations under the loan agreements. Further, Renal Care Group's obligations under the loan agreements, and the obligations of each of its subsidiaries under its guaranty, are secured by a pledge of the equity interests held by Renal Care Group in each of the subsidiaries. Financial covenants are customary based on the amount and duration of these commitments.

A significant component of Renal Care Group's growth strategy is the acquisition and development of dialysis facilities. There can be no assurance that Renal Care Group will be able to identify suitable acquisition candidates or to close acquisition transactions with them on acceptable terms. Management believes that existing cash and funds from operations, together with funds available under existing credit facilities, will be sufficient to meet Renal Care Group's acquisition, expansion, capital expenditure and working capital needs for the foreseeable future. However, in order to finance large strategic acquisition opportunities, Renal Care Group may need to incur additional short and long-term bank indebtedness or to issue equity or debt securities. The availability and terms of any future financing will depend on market and other conditions. There can be no assurance that any additional financing, if needed, will be available on terms acceptable to Renal Care Group.

Capital expenditures of between $65.0 million and $75.0 million, primarily for equipment replacement, expansion of existing dialysis facilities and construction of de novo facilities are planned in 2003. The Company expects that these capital expenditures will be funded with cash provided by operating activities and the Company's existing credit facilities. Management believes that capital resources available to Renal Care Group will be sufficient to meet the needs of its business, both on a short- and long-term basis.

Management, from time to time, determines the appropriateness of repurchasing its common stock in accordance with a repurchase plan initially authorized by the Board of Directors in October 2000. In the fourth quarter of 2001, Renal Care Group began repurchasing shares of its common stock by purchasing 100,000 shares of common stock for approximately $3.1 million. In the first and second quarters of 2002, Renal Care Group repurchased 700,000 shares of common stock for approximately $22.2 million. In November 2002, the Company announced that its Board of Directors had approved an increase in the repurchase plan to allow the purchase of up to a total of $200.0 million. In the third and fourth quarters of 2002, the Company repurchased 2.2 million shares of common stock for approximately $68.7 million. Through December 31, 2002, the Company had repurchased an aggregate of 3.0 million shares under the plan, for a total of approximately $94.0 million. As of March 11, 2003, the Company had repurchased approximately 152,000 additional shares of common stock for approximately $4.4 million subsequent to year end.

The Securities and Exchange Commission has issued a financial reporting release, FR-61, *Commission Statement about Management's Discussion and Analysis of Financial Condition and Results of Operations.* This release encourages public companies to give investors additional information about funds that will be required to operate its business in the future under agreements that are in place today. In accordance with FR-61, the following table gives information about the Company's existing contractual obligations. At December 31, 2002, Renal Care Group had no significant contingent commitments.

	Payments Due by Period (In thousands)				
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Long-Term Obligations:					
Capital leases and long-term debt	$ 10,294	$ 133	$ 7,736	$ 213	$ 2,212
Operating leases	177,657	24,892	43,199	35,953	73,613
Medical director fee obligations	82,919	16,394	26,853	19,141	20,531
Total contractual cash obligations	$270,870	$41,419	$77,788	$55,307	$96,356

Newly Issued Accounting Standards

On June 29, 2001, the Financial Accounting Standards Board ("FASB") approved the issuance of Statements of Financial Accounting Standards No. 141, Business Combinations ("SFAS No. 141"), and No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"). SFAS No. 141 eliminated the pooling-of-interests method of accounting for all business combinations except those initiated prior to July 1, 2001. Additionally, this statement changed the criteria for recognizing intangible assets apart from goodwill. SFAS No. 142 superseded APB Opinion No. 17, Intangible Assets, which previously required goodwill and intangible assets be amortized over a life not to exceed 40 years. Under SFAS No. 142, goodwill and other intangible assets with indefinite lives are no longer amortized but reviewed at least annually for impairment. Separable intangible assets with finite lives are amortized over their useful lives. SFAS No. 142 does not impose a limit on the useful lives of separable intangible assets. Following the Company's adoption of SFAS No. 142 on January 1, 2002, the provisions of SFAS No. 142 apply to all goodwill and intangible assets acquired by the Company. During 2002, the Company completed its transitional impairment test and identified no impairments. The Company also completed its first annual impairment test as of September 30, 2002 and identified no impairments.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS No. 144"), which supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of* ("SFAS No. 121"), and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.* SFAS No. 144 removes goodwill from its scope and clarifies other implementation issues related to SFAS No. 121. SFAS No. 144 also provides a single framework for evaluating long-lived assets to be disposed of by sale. Renal Care Group adopted the provisions of SFAS No. 144 during 2002, which did not have a significant effect on our consolidated financial position or results of operations.

In December 2002, the FASB issued Statement of Financial Accounting Standard No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure* ("SFAS No. 148"), which amends SFAS No. 123, *Accounting for Stock-Based Compensation.* SFAS No. 148 provides alternative methods for Companies electing to implement the fair-value based method of accounting for stock-based employee compensation. The Statement also requires that certain disclosures be made in both annual and interim financial statements about the method of accounting and the related effect of the method used on reported results. The Company has adopted the disclosure requirements of SFAS No. 148 and SFAS No. 123, and accounts for its stock option plans in accordance with the provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees,* and does not utilize the fair-value method.

Impact of Inflation

A substantial portion of Renal Care Group's net revenue is subject to reimbursement rates that are regulated by the federal government and do not automatically adjust for inflation. Renal Care Group is unable to increase the amount it receives for the services provided by its dialysis business that are reimbursed under or by reference to the Medicare composite rate.

Increased operating costs due to inflation, such as labor and supply costs (including the cost of EPO), without a corresponding increase in reimbursement rates, may adversely affect Renal Care Group's results of operations, financial condition and business.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Renal Care Group, Inc.

We have audited the accompanying consolidated balance sheets of Renal Care Group, Inc. as of December 31, 2001 and 2002, and the related consolidated income statements, statements of stockholders' equity, and statements of cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Renal Care Group, Inc. at December 31, 2001 and 2002 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets.


Ernst + Young LLP

Nashville, Tennessee
February 24, 2003

Consolidated Balance Sheets

(In thousands)	December 31 2001	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 27,423	$ 38,359
Accounts receivable, less allowance for doubtful accounts of $45,260 in 2001 and $43,677 in 2002	127,056	152,440
Inventories	16,292	23,336
Prepaid expenses and other current assets	18,584	19,486
Income taxes receivable	7,058	—
Deferred income taxes	16,894	12,240
Total current assets	213,307	245,861
Property, plant and equipment, net	175,925	202,972
Intangibles assets, net	10,365	12,110
Goodwill	243,530	275,666
Other assets	7,922	3,514
Total assets	$651,049	$740,123
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 28,198	$ 33,655
Accrued compensation	32,048	32,066
Due to third-party payors	27,699	32,611
Income taxes payable	—	1,423
Accrued expenses and other current liabilities	20,589	35,492
Current portion of long-term debt	726	133
Total current liabilities	109,260	135,380
Long-term debt, net of current portion	3,776	10,161
Deferred income taxes	12,728	19,288
Minority interest	15,034	31,406
Total liabilities	140,798	196,235
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.01 par value, 10,000 shares authorized, none issued	—	—
Common stock, $0.01 par value, 90,000 shares authorized, 49,597 and 51,176 shares issued at December 31, 2001 and 2002, respectively	496	512
Treasury stock, 100 and 2,983 shares of common stock at December 31, 2001 and 2002, respectively	(3,059)	(93,953)
Additional paid-in capital	277,300	309,355
Retained earnings	235,514	327,974
Total stockholders' equity	510,251	543,888
Total liabilities and stockholders' equity	$651,049	$740,123

See accompanying notes to consolidated financial statements.

Consolidated Income Statements

(In thousands, except per share data)	Year Ended December 31 2000	2001	2002
Net revenue	$622,575	$755,082	$903,387
Operating costs and expenses:			
Patient care costs	402,009	489,271	589,696
General and administrative expenses	57,104	64,530	78,079
Provision for doubtful accounts	16,949	20,290	23,501
Depreciation and amortization	32,321	38,945	40,432
Restructuring charge	9,235	—	—
Merger expenses	3,766	—	—
Total operating costs and expenses	521,384	613,036	731,708
Income from operations	101,191	142,046	171,679
Interest expense, net	5,015	2,636	1,140
Income before income taxes and minority interest	96,176	139,410	170,539
Minority interest	10,011	15,478	21,410
Income before income taxes	86,165	123,932	149,129
Provision for income taxes	34,706	47,331	56,669
Net income	$ 51,459	$ 76,601	$ 92,460
Net income per share:			
Basic	$ 1.12	$ 1.59	$ 1.89
Diluted	$ 1.07	$1.52	$ 1.82
Weighted average shares outstanding:			
Basic	46,048	48,113	48,978
Diluted	47,948	50,433	50,767

See accompanying notes to consolidated financial statements.

	Common Stock		Treasury Stock		Additional Paid-In Capital	Retained Earning	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
(In thousands)							
Balance at December 31, 1999	45,320	$453	—	$ —	$203,932	$107,454	$311,839
Net income	—	—	—	—	—	51,459	51,459
Common stock issued and related income tax benefit	1,767	18	—	—	30,806	—	30,824
Balance at December 31, 2000	47,087	471	—	—	234,738	158,913	394,122
Net income	—	—	—	—	—	76,601	76,601
Common stock issued and related income tax benefit	2,510	25	—	—	42,562	—	42,587
Repurchase of common stock held in treasury	—	—	100	(3,059)	—	—	(3,059)
Balance at December 31, 2001	49,597	496	100	(3,059)	277,300	235,514	510,251
Net income	—	—	—	—	—	92,460	92,460
Common stock issued and related income tax benefit	1,579	16	—	—	32,055	—	32,071
Repurchase of common stock held in treasury	—	—	2,883	(90,894)	—	—	(90,894)
Balance at December 31, 2002	51,176	$512	2,983	$(93,953)	$309,355	$327,974	$543,888

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)	Year Ended December 31 2000	2001	2002
OPERATING ACTIVITIES			
Net income	$ 51,459	$ 76,601	$ 92,460
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	32,321	38,945	40,432
Loss on sale of property and equipment	567	1,266	1,167
Income applicable to minority interest	10,011	15,478	21,410
Distributions to minority shareholders	(7,333)	(16,446)	(7,934)
Deferred income taxes	2,016	1,488	11,214
Loss from restructuring	9,235	—	—
Changes in operating assets and liabilities, net of effects from acquisitions:			
Accounts receivable	(20,863)	(4,240)	(23,814)
Inventories	113	(2,832)	(6,587)
Prepaid expenses and other current assets	(5,757)	604	(902)
Accounts payable	3,500	2,247	5,369
Accrued compensation	9,898	2,625	18
Due to third-party payors	4,773	649	4,712
Accrued expenses and other current liabilities	(2,749)	5,168	12,747
Income taxes	2,510	11,648	18,331
Net cash provided by operating activities	89,701	133,201	168,623
INVESTING ACTIVITIES			
Proceeds from sale of property and equipment	4,390	1,078	218
Purchases of property and equipment	(45,741)	(65,672)	(61,551)
Cash paid for acquisitions, net of cash acquired	(28,063)	(38,403)	(40,495)
(Decrease) increase in other assets	(331)	(4,415)	4,408
Net cash used in investing activities	(69,745)	(107,412)	(97,420)
FINANCING ACTIVITIES			
Net (payments) borrowings under line of credit	(20,229)	(54,000)	7,394
Payments on long-term debt	(13,207)	(516)	(1,884)
Proceeds from issuance of long-term debt	2,879	—	—
Net proceeds from issuance of common stock	24,399	29,307	22,221
Repurchase of treasury shares	—	(3,059)	(90,894)
Proceeds from sale of minority interest investment	—	—	2,896
Net cash used in financing activities	(6,158)	(28,268)	(60,267)
Increase (decrease) in cash and cash equivalents	13,798	(2,479)	10,936
Cash and cash equivalents, at beginning of year	16,104	29,902	27,423
Cash and cash equivalents, at end of year	$ 29,902	$ 27,423	$ 38,359
DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 5,237	$ 2,520	$ 782
Income taxes	$ 32,768	$ 48,963	$ 27,126
DISCLOSURES OF BUSINESS ACQUISITIONS:			
Fair value of assets acquired	$ 29,721	$ 39,108	$ 41,478
Liabilities assumed	1,658	705	983
Cash paid for acquisitions, net of cash acquired	$ 28,063	$ 38,403	$ 40,495

See accompanying notes to consolidated financial statements.

(dollars in thousands, except per share data)

1. ORGANIZATION

Renal Care Group, Inc. (the "Company") provides dialysis services to patients with chronic kidney failure, also known as end-stage renal disease ("ESRD"). As of December 31, 2002, the Company provided dialysis and ancillary services to approximately 20,500 patients through 268 outpatient dialysis centers in 27 states. In addition to its outpatient dialysis center operations, as of December 31, 2002, the Company provided acute dialysis services through contractual relationships with approximately 120 hospitals.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and its majority-owned subsidiaries and joint venture entities over which the Company exercises majority-voting control and for which control is other than temporary. All significant intercompany transactions and accounts are eliminated in consolidation.

Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly-liquid investments with original maturities of three months or less to be cash equivalents. The Company places its cash in financial institutions that are federally insured and limits the amount of credit exposure with any one financial institution.

Inventories

Inventories consist of drugs, supplies and parts consumed in dialysis treatments and are stated at the lower of cost or market. Cost is determined using either the first-in, first-out method or the average cost method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is calculated on the straight-line method over the useful lives of the related assets, ranging from 3 to 40 years. Leasehold improvements are amortized using the straight-line method over the shorter of the related lease terms or the useful lives.

Goodwill and Other Intangibles

Effective June 29, 2001, the Financial Accounting Standards Board approved Statements of Financial Accounting Standards No. 141, *Business Combinations* ("SFAS No. 141") and No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142"). SFAS No. 141 changed the criteria to recognize intangible assets apart from goodwill. The Company adopted SFAS No. 142 on January 1, 2002. The Company has complied with the transitional requirements of this statement and accordingly during 2001, the Company did not amortize goodwill or intangible assets with indefinite lives acquired after June 30, 2001. During 2001, the Company did amortize all goodwill and intangibles acquired prior to July 1, 2001 in accordance with APB Opinion No. 16, *Business Combinations.* During 2002, the Company did not amortize any goodwill or intangibles with indefinite lives in accordance with SFAS No. 142.

As of December 31, 2001 and 2002, the carrying amount of goodwill was $243,530 and $275,666, respectively. Goodwill acquired prior to July 1, 2001, was determined based on the criteria defined in APB Opinion No. 16, *Business Combinations.* Goodwill acquired after June 30, 2001 was recognized in accordance with criteria established in SFAS No. 141. During 2001, goodwill and non-competition agreements acquired prior to July 1, 2001, were amortized on a straight-line basis over a period of 40 years and the lives of the agreements, respectively. These amortization periods equated to a blended average of 35 years. Also during 2001 separable intangible assets with finite lives, such as non-competition agreements, acquired after June 30, 2001 were amortized over the estimated useful life of such assets. During 2002 separable intangible assets with definite lives, such as non-competition agreements and acute dialysis services agreements were amortized over the estimated useful lives of such assets.

Due to Third-Party Payors

Amounts reflected as due to third-party payors include amounts received in excess of revenue recognized for specific billed charges. These amounts are commonly referred to as overpayments. Overpayments received from federally funded programs are reported to the federal program in accordance with the program's established procedures. The amounts remain in due to third-party payors until either a refund is made or until the amount is recouped by the federal payor. For overpayments received from non-federally funded payors, the Company uses various procedures to communicate and refund such amounts to the respective payor. Similar to the federally funded overpayments, these amounts remain in due to third-party payors until either a refund is made or the amount is recouped by the payor.

Minority Interest

Minority interest represents the proportionate equity interest of other owners in the Company's consolidated entities that are not wholly owned. As of December 31, 2002, the Company was the majority and controlling owner in 39 joint ventures.

Stock Based Compensation

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure* ("SFAS No. 148"), which amended SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123"). SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. SFAS No. 148 is effective for financial statements issued for fiscal years ending after December 15, 2002, and interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The Company has elected to account for its stock-based compensation plans under the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25 *Accounting for Stock Issued to Employees,* and does not utilize the fair value method. However, the Company has adopted the disclosure requirements of SFAS No. 123, and has adopted the additional disclosure requirements as specified in SFAS No. 148 for the year-ended December 31, 2002.

Net Revenue

Net revenue is recognized as services are provided at the estimated net realizable amount from Medicare, Medicaid, commercial insurers and other third-party payors. The Company's net revenue is largely derived from the following sources:

- Outpatient hemodialysis;
- Ancillary services associated with outpatient dialysis, primarily the administration of erythropoietin (EPO) and other drugs;
- Home dialysis services;
- Inpatient hemodialysis services provided to acute care hospitals and skilled nursing facilities;
- Laboratory services; and
- Management contracts with hospital-based medical university dialysis programs.

The Medicare and Medicaid programs, along with certain third-party payors, reimburse the Company at amounts that are different from the Company's established rates. Contractual adjustments represent the difference between the amounts billed for these services and the amounts that are reimbursable by third-party payors. A summary of the basis for reimbursement with these payors follows:

- *Medicare.* The Company is reimbursed by the Medicare program predominantly on a prospective payment system for dialysis services. Under the prospective payment system, each facility receives a composite rate per treatment. The composite rate differs among facilities to account for geographic differences in the cost of labor. Some drugs and other ancillary services are reimbursed on a fee for service basis.

- *Medicaid.* Medicaid is a state-administered program with reimbursements varying by state. The Medicaid programs are separately administered in each state in which the Company operates, and they reimburse the Company predominantly on a prospective payment system for dialysis services rendered.

- *Other.* Payments from commercial insurers, other third-party payors and patients are received pursuant to a variety of reimbursement arrangements. Generally payments from commercial insurers and other third-party payors are greater than those received from the Medicare and Medicaid programs.

Reimbursements from Medicare and Medicaid approximated 58%, 55% and 57% of net revenue for the years ended December 31, 2000, 2001 and 2002, respectively.

Provision for Doubtful Accounts
The provision for doubtful accounts is determined as a function of payor mix, billing practices, and other factors. The Company reserves for doubtful accounts in the period in which the revenue is recognized based on management's estimate of the net collectibility of the accounts receivable. Management estimates and monitors the net collectibility of accounts receivable based upon a variety of factors. These factors include, but are not limited to, analyzing revenues generated from payor sources, performing subsequent collection testing and regularly reviewing detailed accounts receivable agings.

Income Taxes
The Company accounts for income taxes under the asset and liability method. The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date for the change.

Self Insurance
The Company is subject to medical malpractice and workers compensation claims or lawsuits in the ordinary course of business. Accordingly, the Company maintains insurance for malpractice claims exceeding certain individual amounts. Similarly, the Company maintains workers compensation insurance for claims exceeding certain individual and aggregate amounts. The Company estimates its self-insured retention portion of the malpractice risks using third party actuarial calculations that include historical claims data, demographic factors and other assumptions. Workers compensation risks are estimated by the Company using historical claims data and other assumptions.

Fair Value of Financial Instruments

- *Cash and Cash Equivalents.* The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate fair value.

- *Accounts Receivable, Accounts Payable and Accrued Liabilities.* The carrying amounts reported in the consolidated balance sheets for accounts receivable, accounts payable and accrued liabilities approximate fair value. Accounts receivable are generally unsecured.

- *Long-Term Debt.* Based upon the borrowing rates currently available to the Company, the carrying amounts reported in the consolidated balance sheets for long-term debt approximate fair value.

Concentration of Credit Risks
The Company's primary concentration of credit risk exists within accounts receivable, which consist of amounts owed by various governmental agencies, insurance companies and private patients. Receivables from Medicare and Medicaid represented 45% of gross accounts receivable at December 31, 2001 and 2002. Concentration of credit risk relating to accounts receivable is limited to some extent by the diversity of the number of patients and payors and the geographic dispersion of the Company's operations.

The Company administers EPO to most of its patients to treat anemia, a medical complication frequently experienced by dialysis patients. Revenue from the administration of EPO was 26% of the net revenue of the Company for the year ended December 31, 2000, 25% of the net revenue of the Company for the year ended December 31, 2001 and 23% of the net revenue of the Company for the year ended December 31, 2002. EPO is produced by a single manufacturer.

Impairment of Goodwill and Long-Lived Assets
The Company reviews goodwill, long-lived assets and identifiable intangible assets for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the present value of future net cash flows expected to be generated by the assets. If assets are identified as impaired, the impairment is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets

as determined by independent appraisals or estimates of discounted future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of December 31, 2002, in the opinion of management, there has been no impairment of goodwill, long-lived assets or identifiable intangible assets.

Reclassifications
Certain prior year balances have been reclassified to conform to the current year presentation. These reclassifications had no effect on the net results of operations as previously reported.

3. BUSINESS ACQUISITIONS

2002 Acquisitions
During 2002, the Company completed eight acquisitions, which were accounted for under the purchase method of accounting. The combined purchase price paid in these acquisitions was $40,495 and consisted exclusively of cash. Each of the transactions involved the acquisition of assets of entities that provide care to ESRD patients through owned dialysis facilities. The acquired businesses either strengthened the Company's existing market share within a specific geographic area or provided the Company with an entrance into a new market.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition for the acquisitions completed in 2002:

Accounts receivable	$ 1,570
Inventory	457
Property, plant and equipment, net	3,329
Intangible assets	3,986
Goodwill	32,136
Total assets acquired	41,478
Total liabilities assumed	983
Net assets acquired	$40,495

The Company began recording the results of operations for each of these acquired businesses at the effective date of the transaction. Goodwill resulting from these transactions amounted to $32,136 and was not amortized during 2002 in accordance with the requirements of SFAS No. 142. All goodwill is expected to be deductible for tax purposes. Intangible assets typically represent the value assigned to certain contracts such as non-competition agreements and acute dialysis service agreements entered into in the transactions. These amounts are amortized over the lives of the contracts, which generally range from five to ten years.

2001 Acquisitions
During 2001, the Company completed five acquisitions, which were accounted for under the purchase method of accounting. The combined purchase price paid in these acquisitions was $38,403 and consisted exclusively of cash. Each of the transactions involved the acquisition of assets of entities that provide care to ESRD patients through owned dialysis facilities. The acquired businesses either strengthened the Company's existing market share within a specific geographic area or provided the Company with an entrance into a new market.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition for all five of the acquisitions completed in 2001:

Inventory	$ 579
Property, plant and equipment, net	5,629
Intangible assets	1,675
Goodwill	30,325
Other assets	900
Total assets acquired	39,108
Total liabilities assumed	705
Net assets acquired	$38,403

The Company began recording the results of operations for each of these acquired businesses at the effective date of the transaction. Three of the five transactions were completed prior to July 1, 2001 and resulted in goodwill and other intangible assets of $6,428. This goodwill and other intangible assets was amortized during

2001 using a 35-year blended useful life. The other two transactions were completed after June 30, 2001. Goodwill resulting from these transactions was $24,077 and was not amortized during 2001 in accordance with the requirements of SFAS No. 142. None of the goodwill from 2001 transactions was amortized during 2002. All goodwill is expected to be deductible for tax purposes. Intangible assets typically represent the value assigned to certain contracts such as non-competition agreements entered into in the transactions. These amounts are amortized over the lives of the contracts, which generally range from five to ten years.

2000 Acquisitions

During 2000, the Company completed three acquisitions accounted for under the purchase method of accounting. The combined purchase price paid in these transactions was $28,063, and consisted exclusively of cash. All of these transactions involved the acquisition of assets of entities that provided care to ESRD patients through owned dialysis facilities or acute in-patient dialysis services.

The Company's three acquisitions that were accounted for under the purchase method of accounting in 2000 resulted in goodwill and other intangibles of $27,832. For reporting periods prior to 2002, goodwill and other intangibles were amortized on a straight-line basis over an average of 35 years. The Company began recording the results of operations from these acquired businesses beginning with the effective date of each transaction.

Pro Forma Data (Unaudited)

The following summary, prepared on a pro forma basis, combines the results of operations of the Company and the acquired businesses, as if each of the acquisitions had been consummated as of the beginning of the year preceding the year of acquisition, giving effect to adjustments such as amortization of intangibles, interest expense and related income taxes.

	2000	2001	2002
Pro forma net revenue	$695,952	$794,409	$922,091
Pro forma net income	$ 55,558	$ 77,492	$ 92,871
Pro forma net income per share			
Basic	$ 1.21	$ 1.61	$ 1.90
Diluted	$ 1.16	$ 1.54	$ 1.83

The unaudited pro forma results of operations are not necessarily indicative of what actually would have occurred if the acquisitions had been completed prior to the beginning of the periods presented.

4. RESTRUCTURING CHARGE

During the third quarter of 2000, the Company recorded a one-time restructuring charge of $9,235 as a result of its plans to exit the wound care business. This charge consisted of early contract termination costs of $1,377, goodwill and property and equipment impairment charges of $5,973, severance costs of $1,200 and other administrative charges of $685. Management made the decision to exit this business as part of a long-term strategy to focus on its core dialysis business. Effective May 31, 2001, the Company sold some of the assets and transferred some of the liabilities associated with the wound care business in a transaction with a third party. Proceeds from this transaction equaled the net book value of the assets sold less the liabilities transferred; accordingly, no gain or loss was recognized. There were no remaining accrued expenses as of December 31, 2001 that related to this restructuring charge.

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	December 31, 2001	December 31, 2002
Medical equipment	$102,387	$124,347
Computer software and equipment	48,249	58,285
Furniture and fixtures	23,380	24,532
Leasehold improvements	67,072	84,807
Buildings	19,990	24,862
Construction-in-progress	12,134	10,437
	273,212	327,270
Less accumulated depreciation	(97,287)	(124,298)
	$175,925	$202,972

Depreciation expense was $24,673, $30,836 and $38,191 for the years ended December 31, 2000, 2001 and 2002, respectively.

6. GOODWILL AND INTANGIBLE ASSETS

The Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets*, which addresses the financial accounting and reporting standards for the acquisition of intangible assets and for goodwill and other intangible assets subsequent to the acquisition. This accounting standard requires the Company to disclose goodwill separately from other intangible assets in the balance sheet and provides that the Company no longer amortize goodwill. Instead, goodwill is tested for impairment on a periodic basis. The provisions of this accounting standard required the Company to complete a transitional impairment test within six months after the Company adopted this standard, with any identified impairments treated as a cumulative effect of a change in accounting principle. The Company completed its transitional and annual impairment tests and identified no impairments.

In accordance with SFAS No. 142, the Company discontinued the amortization of goodwill effective January 1, 2002. A reconciliation of previously reported net income and earnings per share to the pro forma amounts adjusted for the exclusion of goodwill amortization net of the related income tax effect follows:

	Year Ended December 31,	
	2001	2002
Reported net income	$76,601	$92,460
Add: goodwill amortization, net of tax	3,956	—
Pro forma adjusted net income	$80,557	$92,460
Reported basic earnings per share	$ 1.59	$ 1.89
Add: goodwill amortization, net of tax	0.08	—
Pro forma adjusted basic earnings per share	$ 1.67	$ 1.89
Reported diluted earnings per share	$ 1.52	$ 1.82
Add: goodwill amortization, net of tax	0.08	—
Pro forma adjusted diluted earnings per share	$ 1.60	$ 1.82

Changes in the carrying amount of goodwill for the year ended December 31, 2002, are as follows:

Balance as of December 31, 2001	$243,530
Goodwill acquired during the period	32,136
Balance as of December 31, 2002	$275,666

The Company's separately identifiable intangible assets, which consist of non-competition agreements and acute dialysis services agreements, are as follows:

	December 31, 2001	December 30, 2002
Carrying Amount	$16,090	$20,076
Accumulated amortization	(5,725)	(7,966)
Net	$10,365	$12,110

Separately identifiable intangible assets are being amortized over their useful lives, ranging from five to ten years. Amortization expense for the year ended December 31, 2002 was approximately $2,241. Estimated amortization expense for each of the next five fiscal years is as follows:

Year ending December 31,	Amount
2003	$2,287
2004	2,287
2005	2,287
2006	2,142
2007	1,178

7. LONG-TERM DEBT

Long-term debt consists of the following:

	December 31,	
	2001	2002
Line of credit, bearing interest at LIBO rate (3.96% at December 31, 2002)	$ —	$ 7,394
Equipment note payable	1,482	—
Other	3,020	2,900
	4,502	10,294
Less current portion	726	133
	$3,776	$10,161

Lines of Credit

Effective July 1, 2002, Renal Care Group entered into two credit agreements with a group of banks totaling $150,000 consisting of a $100,000 Second Amended and Restated Loan Agreement (the "Multi-Year Facility") and a $50,000 Loan Agreement (the "364-day Facility"). The Multi-Year Facility has a final maturity of July 1, 2005 and the 364-day Facility has a final maturity of June 30, 2003. The Multi-Year Facility replaced the Company's First Amended and Restated Loan Agreement. Borrowings under the credit agreements may be used for acquisitions, capital expenditures, working capital and general corporate purposes. No more than $25,000 of either credit agreement may be used for any single acquisition without the consent of the lenders. These variable rate debt instruments carry a degree of interest rate risk. Specifically, variable rate debt may result in higher costs to the Company if interest rates rise. Each of Renal Care Group's wholly-owned subsidiaries has guaranteed all of Renal Care Group's obligations under the loan agreements.

Further, Renal Care Group's obligations under the loan agreements, and the obligations of each of its subsidiaries under its guaranty, are secured by a pledge of the equity interests held by Renal Care Group in each of the subsidiaries. Financial covenants are customary based on the amount and duration of these commitments. The Company was in compliance with all such covenants at December 31, 2002. As of December 31, 2002, there was $7,394 outstanding under the Multi-Year Facility and the 364-Day Facility, and the Company had $142,606 available under these agreements.

Other

The other long-term debt consists of notes maturing at various times through April 2015.

The aggregate maturities of long-term debt at December 31, 2002 are as follows:

2003	$ 133
2004	269
2005	7,467
2006	94
2007	119
Thereafter	2,212
	$10,294

8. INCOME TAXES

The provision for income taxes consists of the following:

	Year Ended December 31,		
	2000	2001	2002
CURRENT:			
Federal	$30,012	$42,002	$40,205
State and local	2,678	3,841	5,250
	32,690	45,843	45,455
DEFERRED:			
Federal	1,781	1,364	10,079
State and local	235	124	1,135
	2,016	1,488	11,214
Provision for income taxes	$34,706	$47,331	$56,669

At December 31, 2002, the Company has net operating loss carryforwards of approximately $175,000 for state income tax purposes that expire in years 2002 through 2022, and a capital loss carryforward of approximately $2,000, which expires in 2006. The utilization of the state net operating loss carryforwards in future years is dependent upon the profitability of certain subsidiary corporations. The utilization of the capital loss carryforward requires capital gain income in the future. Therefore, the Company has recorded a valuation allowance of $6,041 against the deferred tax asset attributable to the state net operating loss carryforwards and the capital loss carryforward, which represents an increase in the valuation allowance of $2,702 in 2002.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Components of the Company's deferred tax liabilities and assets are as follows:

	December 31,	
	2001	2002
Deferred tax assets:		
Net operating loss carryforwards	$3,414	$ 5,282
Capital loss carryforward	—	759
Allowance for doubtful accounts	13,745	7,258
Accrued vacation and other accrued liabilities	6,753	9,367
Other	—	106
Less: Valuation allowance	(3,339)	(6,041)
	20,573	16,731
Deferred tax liabilities:		
Depreciation	6,128	8,572
Amortization	8,308	12,788
Investments in partnerships	1,705	2,419
Other	266	—
	16,407	23,779
Net deferred tax asset (liability)	$4,166	$(7,048)

The following is a reconciliation of the statutory federal and state income tax rates to the effective rates as a percentage of income before provision for income taxes as reported in the consolidated financial statements:

	Year Ended December 31,		
	2000	2001	2002
U.S. federal income tax rate	35.0%	35.0%	35.0%
State income tax, net of federal income tax benefit	3.0	2.5	1.2
Increase in valuation allowances	1.0	0.1	1.8
Other	1.3	0.6	—
Effective income tax rate	40.3%	38.2%	38.0%

9. STOCKHOLDERS' EQUITY (in thousands, except per share amounts)

Stock Option Plans

As of December 31, 2002, the Company had six stock option plans. The Company has also issued options, referred to in these financial statements as Free Standing Options outside of these plans. Options issued as Free Standing are for employees, officers, directors, and other key persons. Free Standing Options vest over various periods up to five years and have a term of ten years from the date of issuance.

Options issued under the 1999 and 1996 Employee Plans have similar terms and purposes. Specifically, options under each of these plans are available for grant to eligible employees and other key persons, the options generally vest over four to five years and have a term of ten years from the date of issuance. These plans were adopted in 1999 and 1996, and have 5,500 and 6,000 shares of common stock reserved for issuance, respectively.

Options issued under the Equity Compensation Plan ("Equity Plan") are for eligible employees and other key persons. The options vest over periods up to three years and have a term of ten years from the date of issuance. This plan was adopted by Dialysis Centers of America, Inc. ("DCA") in 1995, and there are 350 shares of common stock reserved for issuance. The Company merged with DCA in a pooling-of-interests transaction in February 1999.

Options issued under the 1994 Stock Option Plan ("1994 Plan") are for directors, officers and other key persons. These options vest over four years and the options have a term of ten years from the date of issuance. This plan was adopted in 1994 and there are 720 shares of common stock reserved for issuance.

Options issued under the Directors Plan are for non-management directors. These options vest immediately and have a term of ten years from the date of issuance. The plan was adopted in 1996 and there are 225 shares of common stock reserved for issuance.

Options issued under the RDM Plan are for directors, officers, and other key persons. These options vest immediately upon grant and have a term of 5 to 10 years from the date of issuance. The plan was adopted by Renal Disease Management by Physicians, Inc. ("RDM") in 1997, and there are 109 shares of common stock reserved for issuance. The Company merged with RDM in a pooling-of-interests transaction in April 2000.

The Company has adopted the disclosure-only provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, and SFAS No. 148, *Accounting for Stock-Based Compensation - Transition and Disclosure*, but applies APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations in accounting for its plans. Therefore, compensation expense would generally be recorded only if on the date of grant the then-current market price of the underlying stock exceeded the exercise price.

The following is a summary of option transactions during the period from January 1, 1999 through December 31, 2002:

	Free Standing	1999 Employee Plan	1996 Employee Plan	Equity Plan	1994 Plan	Directors Plan	RDM Plan	Exercise Price Range	Weighted Average Exercise Price
Balance at									
December 31, 1999	1,904	939	4,801	18	23	34	65	$ 3.33-$29.50	$15.17
Granted	—	1,538	350	—	—	22	—	15.94 - 29.03	16.08
Exercised	(419)	(82)	(1,092)	—	(6)	—	(39)	3.33 - 23.25	13.66
Forfeited	(19)	(20)	(202)	—	—	—	—	8.00 - 29.03	19.11
Balance at									
December 31, 2000	1,466	2,375	3,857	18	17	56	26	3.33 - 29.50	15.65
Granted	120	899	—	—	—	17	—	28.02 - 29.63	28.05
Exercised	(686)	(198)	(1,113)	(1)	(9)	(6)	(6)	3.33 - 25.58	13.39
Forfeited	(9)	(46)	(54)	—	—	—	—	8.00 - 28.02	18.07
Balance at									
December 31, 2001	891	3,030	2,690	17	8	67	20	3.33 - 29.63	18.27
Granted	—	1,920	—	—	—	11	—	28.30 - 32.70	28.41
Exercised	(273)	(486)	(704)	—	—	(5)	(6)	3.33 - 29.63	15.23
Forfeited	(1)	(64)	(55)	—	—	—	—	14.06 - 28.39	19.12
Balance at									
December 31, 2002	617	4,400	1,931	17	8	73	14	$ 3.33-$32.70	$21.66
Available for grant at									
December 31, 2002	—	313	129	—	—	135	—		
Exercisable at									
December 31, 2002	428	1,216	1,720	16	8	73	13		$18.44
Exercisable at									
December 31, 2001	571	800	1,935	17	8	67	17		
Exercisable at									
December 31, 2000	1,065	417	2,149	18	16	56	20		

The weighted-average fair value of options granted during 2000, 2001 and 2002 is $7.71, $12.40 and $11.55, respectively.

The following table summarizes information about stock options outstanding at December 31, 2002:

Range of Exercise Prices	Number Outstanding as of December 31, 2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable as of December 31, 2002	Weighted Average Exercise Price
$ 3.33 - $15.94	2,000	5.89	$13.54	1,290	$12.29
$16.17 - $22.00	2,008	6.00	$19.87	1,636	$20.30
$22.75 - $28.38	1,100	8.29	$27.67	368	$27.05
$28.39 - $32.70	1,952	9.48	$28.44	180	$28.87
$ 3.33 - $32.70	7,060	7.29	$21.66	3,474	$18.44

Pro forma information regarding net income and net income per share is required by SFAS No. 123 and SFAS No. 148, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	Year Ended December 31,		
	2000	2001	2002
Expected volatility	45.0%	45.0%	40.0%
Expected dividend yield	None	None	None
Risk-free interest rate	6.25%	3.75%	3.75%
Expected life of options	5 years	5 years	5 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the option's vesting period. The Company's pro forma information follows:

	Year Ended December 31,		
	2000	2001	2002
Net income, as reported	$51,459	$76,601	$92,460
Pro forma stock-based employee compensation expense, net of taxes	6,304	3,870	4,508
Pro forma net income	$45,155	$72,731	$87,952
Earnings per share:			
Basic - as reported	$ 1.12	$ 1.59	$ 1.89
Basic - pro forma	$ 0.98	$ 1.51	$ 1.80
Diluted - as reported	$ 1.07	$ 1.52	$ 1.82
Diluted - pro forma	$ 0.94	$ 1.44	$ 1.73

The effect of applying SFAS No. 123 and SFAS No. 148 for providing pro forma disclosure is not likely to be representative of the effect on reported net income for future years.

10. OPERATING LEASES

The Company rents office and space for its dialysis facilities under lease agreements that are classified as operating leases for financial statement purposes. At December 31, 2002, future minimum rental payments under non-cancelable operating leases with terms of one year or more consist of the following:

2003	$ 24,892
2004	22,314
2005	20,885
2006	18,956
2007	16,997
Thereafter	73,613
	$177,657

Rent expense was $19,164, $22,624 and $27,074 for the years ending December 31, 2000, 2001 and 2002, respectively.

11. EMPLOYEE BENEFIT PLANS

Defined Contribution Plans

The Company has qualified defined contribution plans covering substantially all employees that permit participants to make voluntary contributions. The Company pays all general and administrative expenses of the plans and makes matching contributions on behalf of the employees. The Company made contributions relating to these plans totaling $1,734, $1,960 and $2,518 for the years ended December 31, 2000, 2001 and 2002, respectively.

Defined Benefit Plan
Effective January 29, 2003, the Company implemented a retirement benefit plan for its CEO. The plan includes ten annual payments of $650 each beginning in 2004, and certain health insurance and other benefits. As a result, the Company recorded a $5,376 charge representing the net present value of such payments during the first quarter of 2003.

Employee Stock Purchase Plan
Effective April 1996, the Company adopted an Employee Stock Purchase Plan ("Stock Purchase Plan") to provide substantially all employees an opportunity to purchase shares of its common stock in amounts not to exceed 10% of eligible compensation or $25 of common stock each calendar year. Annually, the participant's December 31 account balance is used to purchase shares of stock at the lesser of 85% of the fair market value of shares at the beginning of the year or December 31. A total of 348 shares are available for purchase under the plan. At December 31, 2001 and 2002, $1,571 and $2,347, respectively, were included in accrued wages and benefits relating to the Stock Purchase Plan.

12. EARNINGS PER SHARE
Basic net income per share is based on the weighted average number of common shares outstanding during the periods. Diluted net income per share is based on the weighted average number of common shares outstanding during the periods plus the effect of dilutive stock options and warrants calculated using the treasury stock method.

The following table sets forth the computation of basic and diluted net income per share.

	2000	2001	2002
Numerator:			
Numerator for basic and diluted net income per share	$51,459	$76,601	$92,460
Denominator:			
Denominator for basic net income per share weighted-average shares	46,048	48,113	48,978
Effect of dilutive securities:			
Stock options	1,498	2,087	1,712
Warrants	402	233	77
Denominator for diluted net income per share adjusted weighted-average shares and assumed conversions	47,948	50,433	50,767
Basic net income per share	$ 1.12	$ 1.59	$ 1.89
Diluted net income per share	$ 1.07	$ 1.52	$ 1.82

13. COMMITMENTS AND CONTINGENCIES
On August 30, 2000, 19 patients were hospitalized and one patient died shortly after becoming ill while receiving treatment at one of the Company's dialysis centers in Youngstown, Ohio. One of the 19 hospitalized patients also died some time later. In March 2001, one of the affected patients sued the Company in Mahoning County, Ohio for injuries related to the August 30, 2000 illnesses. Additional suits have been filed, and as of December 31, 2002, a total of 11 suits were pending. The suits allege negligence, medical malpractice and product liability. Additional defendants are named in each of the suits. Additional defendants in some of the suits include the water system vendors who installed and maintained the water system in the dialysis center. Renal Care Group has denied the allegations and has filed cross-claims against the water system vendors. Renal Care Group intends to pursue these cross-claims vigorously. Management believes that Renal Care Group's insurance should be adequate to cover these illnesses and does not anticipate a material adverse effect on the Company's consolidated financial position or results of operations.

On December 12, 2000, the Company reached an agreement in principle with the U.S. Attorney for the Southern District of Mississippi to settle claims arising out of alleged inadequacies in physician documentation related to lab tests performed by its laboratory subsidiary, RenaLab, Inc. The terms of such agreement provided that the Company pay $1,980 to the Medicare program. This amount was recorded during the fourth quarter of 2000 and was paid in January 2002, when the Company and the government finalized the terms of a corporate integrity agreement.

Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. The Company believes that it is in compliance with all applicable laws and regulations governing the Medicare and Medicaid programs. The Company is not aware of any pending or threatened investigations involving allegations of potential noncompliance with applicable laws or regulations. While no regulatory inquiries have been made, compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties, and exclusion from the Medicare and Medicaid programs.

The Company is involved in other litigation and regulatory investigations arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, these matters will be resolved without material adverse effect on the Company's consolidated financial position or results of operations.

The Company generally engages practicing board-certified or board-eligible nephrologists to serve as medical directors for its centers. Medical directors are responsible for the administration and monitoring of the Company's patient care policies, including patient education, administration of dialysis treatment, development programs and assessment of all patients. The Company pays medical director fees that are consistent with the fair market value of the required supervisory services. Such medical director agreements typically have a term of seven years with a three-year renewal option. As of December 31, 2002, estimated commitments for medical director fees for the year 2003 were $16.4 million and were $82.9 million over the lives of the agreements.

14. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following tables include, for 2001 and 2002, certain selected quarterly financial data. In the opinion of the Company's management this unaudited information has been prepared on the same basis as the audited information and includes all adjustments necessary to present fairly the information included therein. The operating results for any quarter are not necessarily indicative of results for any future period.

	2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenue	$174,778	$183,455	$193,149	$203,700
Operating expenses	133,131	139,451	146,665	154,844
Depreciation and amortization	8,852	9,296	9,997	10,800
Income from operations	32,795	34,708	36,487	38,056
Interest expense, net	999	1,274	198	165
Minority interest	3,130	3,722	4,104	4,522
Income before income taxes	28,666	29,712	32,185	33,369
Provision for income taxes	10,952	11,351	12,288	12,740
Net income	$ 17,714	$ 18,361	$ 19,897	$ 20,629
Net income per share:				
Basic	$ 0.37	$ 0.39	$ 0.41	$ 0.42
Diluted	$ 0.36	$ 0.37	$ 0.39	$ 0.40

	2002			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenue	$206,678	$222,169	$231,542	$242,998
Operating expenses	157,756	170,273	177,416	185,831
Depreciation and amortization	9,362	9,933	10,402	10,735
Income from operations	39,560	41,963	43,724	46,432
Interest expense, net	173	138	569	260
Minority interest	4,710	5,307	5,364	6,029
Income before income taxes	34,677	36,518	37,791	40,143
Provision for income taxes	13,184	13,876	14,361	15,248
Net income	$ 21,493	$ 22,642	$ 23,430	$ 24,895
Net income per share:				
Basic	$ 0.43	$ 0.46	$ 0.48	$ 0.52
Diluted	$ 0.42	$ 0.44	$ 0.46	$ 0.50

Board of Directors



Sam A. Brooks
Founder
1939-2003



William P. Johnston
Chairman of the Board
Nashville, Tennessee



Joseph C. Hutts
President and Chief Executive Officer
Surgis, Inc.
Nashville, Tennessee



Harry R. Jacobson, M.D.
Vice Chancellor for Health Affairs
Vanderbilt University Medical Center
Nashville, Tennessee



Kenneth E. Johnson, Jr., M.D.
Founding Partner
Arizona Nephrology Associates and
RenalWest
Mesa, Arizona



William V. Lapham
Former Senior Partner
Ernst & Young, Retired
Naples, Florida



Thomas A. Lowery, M.D.
Founding Partner
Tyler Nephrology Associates
Tyler, Texas



Stephen D. McMurray, M.D.
Partner
Indiana Medical Associates
Fort Wayne, Indiana

Officers

R. Dirk Allison
Executive Vice President
and Chief Financial Officer
Nashville, TN

John L. Anderson
Vice President,
Human Resources and Administration
Nashville, TN

Sheryl J. Baker
Vice President,
Regional Chief Operating Officer
Wichita, KS

Timothy J. Balch
Chief Operating Officer, RenalPartners
Nashville, TN

Jennifer Boyd Baldock
Vice President,
Assistant General Counsel
Nashville, TN

Gary A. Brukardt
Executive Vice President and
Chief Operating Officer
Nashville, TN

Michael T. Burney
Chief Operating Officer, RenaLab
Nashville, TN

Douglas B. Chappell
Senior Vice President
and General Counsel
Nashville, TN

Michael S. Coggin
Vice President, Internal Audit
Nashville, TN

Dean J. Danielson
Vice President,
Regional Chief Operating Officer
Phoenix, AZ

David M. Dill
Senior Vice President,
Finance/Accounting
Nashville, TN

Carol A. Gleber
Group Senior Vice President
Dallas, TX

Christi D. Griffin
Vice President,
Assistant General Counsel
Nashville, TN

Raymond M. Hakim, M.D., Ph.D.
Executive Vice President
and Chief Medical Officer
Nashville, TN

David W. Holst
Group Senior Vice President
Indianapolis, IN

Steven T. Johnson
Vice President, Operations
Memphis, TN

Carolyn E. Latham
Vice President, Clinical Operations
Nashville, TN

Bryan H. Lipinski
Vice President, Regional Chief
Operating Officer
Dallas, TX

James C. Lordeman
Senior Vice President, Operations
Nashville, TN

David M. Maloney
Senior Vice President,
Chief Information Officer
Nashville, TN

Timothy P. Martin
Group Senior Vice President
Cleveland, OH

J. Michael Mauldin
Senior Vice President,
Operations Finance
Nashville, TN

A. Joe McLellan
Senior Vice President, Development
Nashville, TN

Barbara G. McMurray
Vice President,
Operations Development
Fort Wayne, IN

Stephen M. O'Bryan
Vice President,
Regional Chief Operating Officer
Jackson, MS

Joseph P. Pulliam, M.D.
Associate Medical Officer
Portland, OR

Dawn T. Sharp
Vice President, Compliance
Nashville, TN

Robert K. Stillwell
Senior Vice President,
Strategic Development
Nashville, TN

G. Austin Triggs
Senior Vice President, Development
Nashville, TN

Rebecca L. Wingard, R.N.
Vice President, Medical Office
Nashville, TN

William D. Woolverton
Vice President,
Regional Chief Operating Officer
Portland, OR



Executive Officers
Back row standing, left to right: R. Dirk Allison,
Raymond M. Hakim, M.D. and Gary A. Brukardt. *Seated:* Sam A. Brooks.

Medical Advisory Board



Seated, left to right: Robert Heyka, M.D., Ed Jones, M.D., Joe Pulliam, M.D., Braxter Irby, M.D., Brian Duffy, M.D.

Standing, left to right: Curt Wickre, M.D., Sanjay Dalal, M.D., Thomas Crouch, M.D., Janis Birchall, M.D., Raymond Hakim, M.D., Ph.D, Robert Benz, M.D., Rebecca Wingard, R.N., M.S.N., C.N.N.

Not pictured: Robert Dettmer, M.D., Cecile Humphreys

FORWARD LOOKING INFORMATION

Certain statements included in this annual report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are usually preceded by words like expect, plan, intend, will and the like. These forward-looking statements reflect management's expectations and are based upon currently available information. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Renal Care Group to differ materially from those expressed in or implied by the forward-looking statements, including risks related to: dependence on executive officers; compliance with health care and other applicable laws; the integration of acquired companies; changes in the Medicare and Medicaid programs; risks related to the drug Epogen (EPO); payment reductions by private insurers, hospitals or managed care organizations; and changes in the health care delivery, financing or reimbursement systems. These and other factors affecting the Company are discussed in more detail in Renal Care Group's reports filed with the Securities and Exchange Commission, including without limitation Renal Care Group's annual report on Form 10-K for the year ended December 31, 2002 and its quarterly report on Form 10-Q for the quarter ended March 31, 2003. Copies of these filings are available from Renal Care Group upon request.

Independent Public Accountants
Ernst & Young LLP
Nashville, TN

Corporate Counsel
Alston & Bird LLP
Atlanta, GA

Transfer Agent
Wachovia Bank, N.A.
1525 West W.T. Harris Blvd. 3C3
Charlotte, NC 28262-1153
(704)590.7385
(704)590.7599
EquityServices@Wachovia.com

Corporate Headquarters
Renal Care Group, Inc.
2525 West End Avenue, Suite 600
Nashville, TN 37203
Telephone (615) 345.5500
Facsimile (615) 345.5505
www.renalcaregroup.com

Form 10-K
The Company has filed an Annual Report on Form 10-K for the year ended December 31, 2002 with the Securities and Exchange Commission. Shareholders may obtain a copy of this report without charge by writing to Investor Relations at the corporate headquarters address.

Common Stock

The Company's common stock is traded on the New York Stock Exchange under the symbol "RCI." Prior to November 13, 2001, the Company's common stock was traded on the Nasdaq Stock Market under the symbol "RCGI." The following table sets forth the reported quarterly high and low closing sales prices for the last two years:

2001	High	Low
First Quarter	$ 27.438	$ 23.813
Second Quarter	$ 32.890	$ 23.430
Third Quarter	$ 33.890	$ 26.800
Fourth Quarter	$ 33.110	$ 29.000

2002	High	Low
First Quarter	$ 33.650	$ 28.300
Second Quarter	$ 35.800	$ 31.150
Third Quarter	$ 33.650	$ 27.720
Fourth Quarter	$ 34.010	$ 30.350

As of March 11, 2003, the Company had approximately 183 shareholders of record and approximately 11,000 beneficial owners.

The Company has never paid any cash dividend on its capital stock. The Company currently anticipates that all of its earnings will be retained to finance the growth and development of its business and the repurchase of its common stock. The Company does not currently anticipate that any dividend will be declared or paid on the common stock in the foreseeable future.


Renal Care Group

Renal Care Group, Inc.

2525 West End Avenue

Suite 600

Nashville, Tennessee 37203

www.renalcaregroup.com